Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 19, 2016

Registration No. 333-213367

CAPSTAR FINANCIAL HOLDINGS, INC.

CapStar Financial Holdings, Inc. (“we” or “our”) filed a registration statement, as amended (File Number 333-213367), including a prospectus, which is preliminary and subject to completion, with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Keefe, Bruyette & Woods, A Stifel Company, 787 Seventh Ave., Fourth Floor, New York, New York 10019, Attention: Equity Capital Markets, or by calling 800-966-1559 or (2) Sandler O’Neill & Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, New York 10020, Attention: Syndicate.

The registration statement (including the prospectus) is also available at: http://www.sec.gov/Archives/edgar/data/1676479/000119312516708966/d221790ds1a.htm

The information in this free writing prospectus relates to the prospectus referred to above and should be read together with the prospectus before making an investment decision. Capitalized terms used but not defined in this free writing prospectus shall have the respective meanings as set forth in the prospectus.

Recent Developments

The following preliminary financial information is as of and for the two months ended August 31, 2016 and is based upon our estimates and subject to completion of our financial closing procedures. Moreover, this information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, management. Our independent registered public accounting firm, KPMG LLP, has not audited or reviewed, and does not express an opinion with respect to, this information. This summary is not a comprehensive statement of our financial results for this period, and remains subject to, among other things, the completion of our financial closing procedures, final adjustments, and completion of our internal review and the review by our independent registered public accounting firm of our financial statements for the quarter ended September 30, 2016, which may materially impact the results and expectations set forth below.

Selected financial highlights for the two-month period ended August 31, 2016 include the following:

Total assets were approximately $1.3 billion. Net loans and total deposits continued to increase and were approximately $918.1 million and $1.1 billion, respectively at August 31, 2016. Our credit quality remains strong, with nonperforming assets to total assets of 0.38% which represents a decrease from 0.44% reported at June 30, 2016. The allowance for loan and lease losses to total loans was 1.19%, an increase from the June 30th quarter end of 1.18%. Our provision for loan and lease losses totaled approximately $540 thousand. Total shareholders’ equity at August 31, 2016 was approximately $116.1 million.

As our core lending business grows, we will continue to use loan participation transactions as a means of establishing and enhancing relationships with business borrowers in our primary Nashville and middle Tennessee markets. The total amount of loans representing participations purchased at August 31, 2016 was approximately $304.0 million. Of our total participations purchased, approximately $229.0 million represent participations led by banks operating in the greater Nashville marketplace who we believe have local expertise and share our credit and underwriting philosophies. The remaining $75.0 million in participation loans represent loans originated from banks operating outside our primary geographic marketplace and of this total, approximately $52.0 million represent transactions in our healthcare group, one of our core industry sectors.

Our net income for the two month period ending August 31, 2016 was approximately $1.9 million and our net interest margin totaled approximately 3.19%, which compares favorably to net income in the June 30, 2016 quarter of $2.5 million.

At August 31, 2016, all of our capital ratios continued to exceed the “well-capitalized” levels as established by our primary Regulators.

Other items impacting the financial results as of and for the period ended August 31, 2016 and that could potentially impact our financial results as of and for the quarter ending September 30, 2016, include the following:

We anticipate net-charge offs for the quarter ending September 30, 2016, will be between $0.1 million and $0.6 million, or between 0.04% and 0.25% of estimated average loans, in comparison to 0.19% for the first six months ended June 30, 2016.

Non-performing assets are expected to be between $4.3 million and $4.7 million at September 30, 2016, compared to $5.8 million at June 30, 2016.

We further expect to continue to proactively increase our allowance for loan and lease losses and currently anticipate that our allowance for loan and lease losses at September 30, 2016, will be between $11.3 million and $11.8 million as compared to $10.5 million for the quarter ended June 30, 2016. This will likely result in the ratio of our allowance for loan and lease losses to total loans and leases of between 1.19% and 1.23% at September 30, 2016, relative to 1.18% at June 30, 2016.

Based on the results for the two months ended August 31, 2016 and our current expectations for the month ending September 30, 2016, we estimate that our net income to common shareholders for the quarter ending September 30, 2016, will be in the range of $2.0 to $2.7 million.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this free-writing prospectus that constitute forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. Forward-looking statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “goal,” “target,” “would,” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us, the selling shareholders, the underwriters or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	economic conditions (including interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation and deflation) that impact the financial services industry as a whole and/or our business;

•	the concentration of our business in the Nashville MSA and the effect of changes in the economic, political and environmental conditions on this market;

•	increased competition in the financial services industry, locally, regionally or nationally, which may adversely affect pricing and the other terms offered to our clients;

•	our dependence on our management team and board of directors and changes in our management and board composition;

•	our reputation in the community;

•	our ability to execute our strategy and to achieve loan and deposit growth through organic growth and strategic acquisitions;

•	credit risks related to the size of our borrowers and our ability to adequately assess and limit our credit risk;

•	our concentration of large loans to a small number of borrowers;

•	the significant portion of our loan portfolio that originated during the past two years and therefore may less reliably predict future collectability than older loans;

•	the adequacy of reserves (including our allowance for loan and lease losses) and the appropriateness of our methodology for calculating such reserves;

•	adverse trends in the healthcare service industry, which is an integral component of our market’s economy;

•	our management of risks inherent in our commercial real estate loan portfolio, and the risk of a prolonged downturn in the real estate market, which could impair the value of our collateral and our ability to sell collateral upon any foreclosure;

•	governmental legislation and regulation, including changes in the nature and timing of the adoption and effectiveness of new requirements under the Dodd-Frank Act, Basel guidelines, capital requirements, accounting regulation or standards and other applicable laws and regulations;

•	the loss of large depositor relationships, which could force us to fund our business through more expensive and less stable sources;

•	operational and liquidity risks associated with our business, including liquidity risks inherent in correspondent banking;

•	volatility in interest rates and our overall management of interest rate risk, including managing the sensitivity of our interest-earning assets and interest-bearing liabilities to interest rates, and the impact to our earnings from a change in interest rates;

•	the potential for our bank’s regulatory lending limits and other factors related to our size to restrict our growth and prevent us from effectively implementing our business strategy;

•	strategic acquisitions we may undertake to achieve our goals;

•	the sufficiency of our capital, including sources of capital and the extent to which we may be required to raise additional capital to meet our goals;

•	fluctuations to the fair value of our investment securities that are beyond our control;

•	deterioration in the fiscal position of the U.S. government and downgrades in Treasury and federal agency securities;

•	potential exposure to fraud, negligence, computer theft and cyber-crime;

•	the adequacy of our risk management framework;

•	our dependence on our information technology and telecommunications systems and the potential for any systems failures or interruptions;

•	our dependence upon outside third parties for the processing and handling of our records and data;

•	our ability to adapt to technological change;

•	the financial soundness of other financial institutions;

•	our exposure to environmental liability risk associated with our lending activities;

•	our engagement in derivative transactions;

•	our involvement from time to time in legal proceedings and examinations and remedial actions by regulators;

•	the susceptibility of our market to natural disasters and acts of God; and

•	the effectiveness of our internal controls over financial reporting and our ability to remediate any future material weakness in our internal controls over financial reporting.

The foregoing factors should not be construed as exhaustive. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this free-writing prospectus, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect us.